        Filed by: Monolithic System Technology, Inc. This
Communication is filed pursuant to
Rule 425 under The Securities Act
of 1933, as amended, and deemed
filed pursuant to Rule 14d-9 of
the Securities Exchange Act of 1934.

        Subject Company: Monolithic System Technology, Inc.
(File No. 000-32929)

On February 23, 2004, Synopsys, Inc. released the following press release relating to the proposed acquisition by Synopsys, Inc. of Monolithic Systems Technology Inc. The text of the press release follows:

NEWS RELEASE
Editorial Contacts:	Investor Contacts:
Yvette Huygen Synopsys, Inc. (650) 584-4547 yvetteh@synopsys.com	Jessica Kourakos Synopsys, Inc. (650) 584-4289 jessicak@synopsys.com
Sarah Seifert Edelman Public Relations (650) 429-2776 sarah.seifert@edelman.com	Mark Voll MoSys (408) 731-1846 markv@mosys.com
Mark-Eric Jones MoSys (408) 731-1816 mejones@mosys.com
Bill Hoppin Accelerant Networks (415) 383-3981 bhoppin@accelerant.net

SYNOPSYS TO ACQUIRE MONOLITHIC SYSTEM TECHNOLOGY (MOSYS)
AND ACCELERANT NETWORKS

Acquisition Will Expand Market-leading DesignWare IP Solution to Include
Comprehensive Chip Infrastructure, Embedded Memory and Connectivity IP

MOUNTAIN VIEW AND SUNNYVALE, Calif., Feb. 23, 2004—Synopsys, Inc. (Nasdaq:SNPS), the world leader in semiconductor design software, today announced two acquisitions that will expand the company's successful DesignWare® portfolio of standards-based IP. These acquisitions will help deliver the comprehensive on-chip building blocks designers need to build the complex systems-on-chips (SoCs) used in today's consumer product, storage and network infrastructure markets. Synopsys and Monolithic System Technology, Inc. (MoSys); (Nasdaq:MOSY), a leading provider of high-density SoC embedded memory solutions, today announced that they have entered into a definitive agreement for Synopsys to acquire MoSys in a cash and stock transaction valued at approximately $432 million (approximately $346 million net of cash). The acquisition is expected to close before the end of May 2004. In addition, Synopsys announced that has acquired Accelerant Networks, a privately held company providing a highly efficient technology for high-speed serial interfaces.

"As SoC complexity continues to increase, larger and larger parts of the chip will be delivered as pre-designed, pre-verified IP blocks," said Aart de Geus, chairman and CEO of Synopsys. "Synopsys' acquisition of MoSys and Accelerant will expand our IP portfolio to provide a comprehensive offering of standards-based IP, chip infrastructure IP and embedded memory IP. This important step puts us at the forefront of the market in helping to deliver the integrated solutions our customers need to reduce their manufacturing risk and lower the cost of design for high-performance chips."

MoSys Acquisition

The amount of embedded memory used on a chip is expected to continue to grow dramatically in the next few years, from consuming more than 50 percent of the die area today to 70 percent by 2005, and up to 90 percent by 2011. This strong growth is being driven by an increase in the development of integrated applications such as consumer electronics that combine voice, data and multimedia on one SoC. Adding MoSys' unique, patented 1T-SRAM technology to Synopsys' DesignWare IP portfolio will provide Synopsys customers with memory IP that works with regular digital processes to offer a combination of high density, low power consumption, high speed and low cost that other available memory technologies do not match.

"MoSys and Synopsys share a common goal of making it as easy as possible for engineers to adopt and use IP so that they can focus on their value-added technology," said Fu-Chieh Hsu, president, CEO and chairman of the Board for MoSys. "Through this acquisition, all SoC designers will be able to readily take advantage of our patented embedded memory technologies that deliver substantial benefits in density, power, cost and performance for their end products. We believe that this acquisition will provide added value for MoSys investors and I invite them to join me on the Synopsys conference call scheduled for today at 2:00 p.m. pacific time for additional details of this transaction."

The acquisition will be effected by means of an exchange offer to acquire all of the outstanding shares of MoSys for a purchase price of $13.50 per share, half of which is payable in Synopsys common stock and half in cash. Synopsys has the option, exercisable not less than two business days before expiration of the offer, to pay the entire purchase price in cash. The acquisition is subject to certain conditions, including the tender of a specified number of the shares of MoSys, receipt of regulatory approvals, and other customary conditions. Synopsys intends to assume all outstanding MoSys stock options in the transaction. The boards of directors of both companies have approved the transaction. In addition, certain of MoSys' shareholders, including its executive officers and directors, who collectively own approximately 29 percent of the outstanding shares of MoSys, have agreed to tender their shares to Synopsys in the transaction.

Accelerant Acquisition

Accelerant's intelligent high-speed 6.25Gb/s CMOS transceivers enable up to a ten-fold increase in data rates on the installed copper backplanes and cable systems used in today's server, storage, enterprise and network transport applications. Synopsys intends to apply Accelerant's unique, proven SERDES (serializer-deserializer) technology to offer multiple standards-based PHY cores such as PCI Express, Serial ATA (SATA), and emerging 6.25 to 10Gb/s backplane applications that utilize Accelerant's leadership in both binary and PAM4 (pulse amplitude modulation) signaling. By combining these SERDES-based cores with Synopsys' complementary digital cores, Synopsys will be able to offer customers low-risk, integrated analog and digital IP solutions.

"Accelerant's underlying technology for high-speed serial interfaces is complementary with Synopsys' digital logic cores," Ken Molitor, president and CEO of Accelerant. "Through this acquisition, Accelerant's technology will be available to the broad range of ASIC, FPGA and discrete silicon suppliers that system vendors require for their high-volume cost-effective applications. The security of integrated high-performance solutions from a trusted full-line provider like Synopsys also helps reinforce standards-based applications that can benefit from our technology."

The terms of the acquisition were not disclosed.

Key Foundry Support

"TSMC has long held collaborative relationships with Synopsys and MoSys," said Dr. Genda Hu, vice president, Marketing, TSMC. "This acquisition will further strengthen that relationship and benefit our mutual customers going forward."

Conference Call Open to Investors

Synopsys will disclose additional information about these acquisitions in its quarterly earnings call being held today at 2:00 p.m. Pacific Time. A live webcast of the call will also be available through a link at Synopsys' web site at http://www.synopsys.com/corporate/invest/invest.html. A recording of the call will be available by calling 1-800-475-6701 (320-365-3844 for international callers), access code 720419, beginning at 5:30 p.m. Pacific Time today. A webcast replay will be available at http://www.synopsys.com/corporate/invest/invest.html beginning from approximately 5:30 p.m. Pacific Time today through the time of the announcement of the Company's results for the second quarter of fiscal 2004 in May 2004. The information provided on the earnings call will be accurate only as of that time, and Synopsys undertakes no responsibility for providing updated information.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected benefits of the MoSys and Accelerant acquisitions and the anticipated time of completion of the MoSys acquisition. These statements are based on Synopsys' current expectations and beliefs. Actual results could differ materially from the results implied by these statements.

Factors that may cause or contribute to such differences include, but are not limited to: the risk that the conditions to the MoSys acquisition set forth in the acquisition agreement will not be satisfied, in which case the acquisition may not close; changes in MoSys' businesses during the period between now and the closing; developments in obtaining regulatory approvals for the transaction, which may delay or prevent the closing; the successful integration of MoSys' and Accelerant's operations and products into Synopsys' business; competition in the market for IP; the ability to retain key management and technical personnel of MoSys and Accelerant; and unanticipated adverse reactions to the proposed transaction by customers. For further discussion of these and other factors that may cause results to differ from those discussed in this release, readers are referred to documents Synopsys and MoSys have filed with the Securities and Exchange Commission, specifically the section contained in Part III, Item 7 of Synopsys' Annual Report on Form 10-K for the fiscal year ended October 31, 2003 filed with the SEC on January 29, 2004 entitled "Factors That May Affect Future Results" and the Section contained in Part I, Item 2 of MoSys' Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003 filed with the SEC on November 13, 2003 entitled "Risk Factors". Synopsys and MoSys are under no obligation to (and each expressly disclaims any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

About Synopsys

Synopsys, Inc. (Nasdaq:SNPS) is the world leader in electronic design automation (EDA) software for semiconductor design. The company delivers technology-leading IC design and verification platforms, and IC manufacturing software products to the global electronics market, enabling the development and production of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California and has offices in more than 60 locations throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com/.

About MoSys

Founded in 1991, MoSys (Nasdaq:MOSY), develops, licenses and markets innovative memory technologies for semiconductors. MoSys' patented 1T-SRAM technologies offer a combination of high density, low power consumption, high speed and low cost unmatched by other available memory technologies. The single transistor bit cell used in 1T-SRAM memory results in the technology achieving much higher density than traditional four or six transistor SRAMs while using the same standard logic manufacturing processes. 1T-SRAM technologies also offer the familiar, refresh-free interface and high performance for random address access cycles associated with traditional SRAMs. In addition, these technologies can reduce operating power consumption by a factor of four compared with traditional SRAM technology, contributing to making them ideal for embedding large memories in System on Chip (SoC) designs. MoSys' licensees have shipped more than 50 million chips incorporating 1T-SRAM embedded memory technologies, demonstrating excellent manufacturability in a wide range of silicon processes and applications. MoSys is headquartered at 1020 Stewart Drive, Sunnyvale, California 94085. More information is available on MoSys' website at http://www.mosys.com.

About Accelerant Networks

Accelerant Networks is a fabless semiconductor company delivering intelligent silicon transceivers that unlock new levels of bandwidth from low-cost interconnects such as backplanes and cables used commonly in the network, storage, and server markets. The company is headquartered in Beaverton, Ore., with sales and application offices in Silicon Valley, as well as a nationwide network of sales representatives. For more information visit Accelerant on the web at www.Accelerant.net.

Additional Information and Where to Find It

This release is being filed pursuant to Rule 425 under the Securities Act of 1933. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Monolithic System Technology, Inc. (MoSys). MoSys stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer, if any, is commenced, Synopsys will file exchange offer materials with the U.S. Securities and Exchange Commission and MoSys will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Preliminary Prospectus/Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The Preliminary Prospectus/Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of MoSys at no expense to them. The exchange offer materials (including a Preliminary Prospectus/Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will be made available for free at the Commission's Web Site at www.sec.gov. Free copies of the Preliminary Prospectus/Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Synopsys for free at Synopsys' website at http://www.synopsys.com/corporate/invest/invest.html or by mail to Synopsys, 700 Middlefield Road, Mountain View, CA 94043, attention: Investor Relations.

In addition to the Preliminary Prospectus/Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Synopsys and MoSys file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Synopsys or MoSys at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Synopsys' and MoSys' filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger

Synopsys will be, and certain other persons may be, soliciting MoSys stockholders to tender their shares into the offer. The directors and executive officers of Synopsys and the directors and executive officers of MoSys may be deemed to be participants in Synopsys' solicitation of MoSys' stockholders to tender their shares into the offer.

Synopsys is a registered trademark of Synopsys, Inc. All other trademarks mentioned in this release are the intellectual property of their respective owners.

This press release was issued by Synopsys on February 23, 2004. It is the filer's belief that Synopsys intends to commence an exchange offer and to file exchange offer materials and a registration statement on Form S-4 with the Commission with respect to the proposed acquisition of MoSys by Synopsys.

In addition to the information given above, free copies of the Solicitation/Recommendation Statement and certain other offering documents will be made available for free at the Commission's website at www.sec.gov and by MoSys for free at MoSys' website at www.MoSys.com. INVESTORS AND SECURITY HOLDERS OF MOSYS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND ALL RELEVANT MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SYNOPSYS AND MOSYS AND THE PROPOSED EXCHANGE OFFER AND RELATED TRANSACTIONS